Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

9 June 2004

MACQUARIE BANK

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per Dennis Leong

Dennis Leong
Company Secretary

dlw 6/15

FS53 GUIDE 1/2 8 August 2003

INVESTMENTS COMMISSION

[redacted]

22063890 ASS. CASH. PROC. REQ-A REQ-P

ASIC registered agent number:
lodging party or agent name: Macquarie Bank Limited
office, level building name or PO Box no.: Level 4, No. 1 Martin Place
street number & name
suburb/city: SYDNEY state/territory NSW Postcode 2000
telephone: (02) 8232 4243
facsimile: (02) 8232 4540
DX number: suburb/city
reference: Rodney Toomey

28 MAY 2004 NSW RECEPTION

Australian Securities & Investments Commission

PDS in-use notice

form FS53
Corporations Act 2001
1015D(2)

Warning

Before you complete this notice, you must be familiar with the following.

- The Guide to this notice
- ASIC Policy Statement PS 165 – Licensing: Internal and external dispute resolution
- ASIC Policy Statement PS 168 – Disclosure: Product Disclosure Statements (and other disclosure obligations)

If, after reading the above information, you still have unanswered questions, contact your Industry Body or email ASIC on infoline@asic.gov.au.

Notice

By submitting this notice, you acknowledge that

- the product disclosure statement or the supplementary product disclosure statement (either referred to as the "Statement") detailed below has been given to someone in a recommendation, issue or sale situation for the first time, and
- section 1015B does not require a copy of the Statement to be lodged with ASIC.

Responsible person (a person who, or on whose behalf, the Statement is required to be prepared. In most cases he person will be the body corporate issuing the product.)

1.1 ABN of responsible person (if applicable) 46 008 583 542

1.2 Name of responsible person Macquarie Bank Limited

1.3 ACN of responsible person (if applicable) 008 583 542

1.4 AFS licence number (if applicable) 237502

1.5 What best describes your relationship to the financial product(s) that is the subject of the Statement?

☒ the issuer of the financial product(s)

☐ the person making the offer to sell the financial product(s)

1.6 Specify a reference number to identify this notice TW08

1.7 Has a PDS opt-in notice been lodged in relation to the financial product(s) that is the subject of the Statement?

☒ Yes ☐ No

If Yes, go to Question 1.7.1. If No, go to Question 1.8.

1.7.1 Provide the reference number of the opt-in notice TW01 and TW06

Note: If more than one PDS opt-in notice is relevant to the financial products that are the subject of the Statement, provide the additional reference numbers of those other notices by way of an attachment

1.8 The Statement is a

- ☐ product disclosure statement; or
- ☒ supplementary product disclosure statement.

If product disclosure statement, go to Question 1.9. If supplementary product disclosure statement, go to Question 1.19.

1.9 Name of product disclosure statement (if applicable)

____

1.10 Date of product disclosure statement (dd/mm/yyyy) ______________________________

1.11 Provide details of the product(s) covered by the product disclosure statement

1.11.1 Name of financial product ______________________________

____

1.11.2 Type of financial product

- ☐ Deposit products
- ☐ Payment Products
- ☒ Derivatives
- ☐ Foreign Exchange Contracts

General Insurance Products

- ☐ Motor Vehicle Insurance
- ☐ Home Building Insurance
- ☐ Home Contents Insurance
- ☐ Sickness and Accident Insurance
- ☐ Consumer Credit Insurance
- ☐ Travel Insurance
- ☐ Personal and Domestic Property Insurance
- ☐ Other

- ☐ Government Debentures, Stocks or Bonds

Life Products

- ☐ Investment Life Insurance Product
- ☐ Life Risk Insurance Products

Managed Investment Schemes (registered or unregistered)

- ☐ Agricultural Scheme
- ☐ Property Scheme
- ☐ Time Share Scheme
- ☐ Financial Product Scheme
- ☐ Mortgage Scheme
- ☐ Other

☐ Retirement Savings Account Products

Superannuation

- ☐ Self Managed Superannuation Fund
- ☐ Public Offer Superannuation Fund
- ☐ Corporate Superannuation Fund
- ☐ Industry Superannuation Fund
- ☐ Eligible Rollover Superannuation Fund
- ☐ Other

Miscellaneous Financial Facility

- ☐ Miscellaneous Financial Investment Products
- ☐ Miscellaneous Financial Risk Products

1.11.3 ARSN (if applicable) ____________________

Note: ARSN only required if the financial product is a registered managed investment scheme

1.12 Further products

1.12.1 Does product disclosure statement cover further products? ☐ Yes ☐ No

If Yes, provide details required by Questions 1.11.1, 1.11.2 and 1.11.3 by way of an attachment.

1.13 Date product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

____

1.14 Will product disclosure statement be available on the Internet? ☒ Yes ☐ No

If Yes, go to Question 1.14.1. If No, go to Question 1.15.

1.14.1 What will be the URL? www.macquarie.com.au/warrants

1.15 Previous Product Disclosure Statements

1.15.1 Has a previous product disclosure statement or Chapter 6D disclosure document been issued for this product(s)? ☐ Yes ☐ No

If Yes, go to Question 1.15.2. If No, go to Question 1.16.

1.15.2 What was the date of the most recent previous product disclosure statement or Chapter 6D disclosure document?

____

1.16 Do you have an internal dispute resolution procedure in place? ☒ Yes ☐ No

If Yes, go to Questions 1.16.1 and 1.16.2. If No, go to Question 1.17.

1.16.1 Does your internal dispute resolution procedure meet the Essential Elements of Australian Standard 4269-1995 and the minimum requirements of ASIC's Policy Statement 165? ☒ Yes ☐ No

1.16.2 Is your procedure documented? ☒ Yes ☐ No

1.17 Are the financial services you will provide in relation to the product(s) to which this product disclosure statement relates, covered by your membership of one or more external dispute resolution schemes? ☒ Yes ☐ No

If Yes, go to Questions 1.17.1, 1.17.2 and 1.17.3. If No, go to Question 1.18.

1.17.1 Indicate which of the following (if any) ASIC approved schemes you are a member of by providing your membership number(s) (if applicable) and commencement date(s)

Membership No. Commencement Date

Financial Industry Complaints Service	E-861	16 November 2000
Insurance Enquiries and Complaints Limited		
Australian Industry Banking Ombudsman	MCQ	1 July 1998

Note: Only provide membership number if applicable

1.17.2 Are some or all of the financial services covered by the Superannuation Complaints Tribunal? ☐ Yes ☒ No

1.17.3 Indicate whether the financial services are covered by your membership of any other external dispute resolution scheme(s) by providing the following details of each scheme

Scheme Name __________

Membership No. (if applicable) __________

Commencement date __________

Note: If more than one external dispute resolution scheme is relevant to the financial services you will provide in relation to the product(s) to which this Statement relates, provide details of those additional schemes by way of an attachment.

1.18 If you answered No to either of Questions 1.16 or 1.17, are you subject to the transitional arrangements set out in the Corporations Regulations? ☐ Yes ☐ No

1.19 Identification of product disclosure statement that the supplementary product disclosure statement supplements

1.19.1 Name of product disclosure statement Combined Product Disclosure Statement and Financial Services Guide

1.19.2 Date of product disclosure statement (dd/mm/yyyy) 23 March 2004

1.19.3 Reference number of previous in-use notice covering this product disclosure statement

TW01 and TW06

1.20 Date supplementary product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

25 May 2004

1.21 Provide a summary of the matters that have changed, causing the supplementary product disclosure statement to be issued?

Second Supplementary PDS amends the strike price of the SGBWMA and SGBWMP

1.22 Contact Details

Provide the following details for the person to whom we should direct all questions and correspondence on this notice.

1.22.1 Name (First Given Name, Family Name) Rodney Toomey

1.22.2 Are you preparing this notice on behalf of the responsible person as an external service provider? ☐ Yes ☒ No

If No, go to Question 1.22.3. If Yes

Provide the service provider's name

Name __________

ABN __________

1.22.3 Email address (not mandatory) Rodney.Toomey@macquarie.com

If email address provided

Email is our preferred way to contact the person. Can we use this email address to deliver correspondence and request(s) for further information/clarification? ☒ Yes ☐ No

1.22.4 Telephone number (02) 8232 4243

1.22.5 Facsimile number (not mandatory) (02) 8232 4540

If fax number provided

Can we use this fax number to deliver correspondence and request(s) for further information/clarification? ☒ Yes ☐ No

1.22.6 Postal address Level 4, 1 Martin Place, Sydney 2000

1.22.7 DX address (not mandatory)

1.22.8 Will the contact person whose details are provided above be the ongoing contact for information regarding the Statement? ☒ Yes ☐ No

If Yes, go to Signature section. If No, go to 1.23.

1.23 Ongoing Contact Details

Provide the following details for the ongoing authorised contact person to whom we should direct all questions and correspondence regarding the Statement.

1.23.1

Name

1.23.2 Relationship to responsible person:

☐ Issuer (including officers & staff)

☐ External service provider

☐ Other (please describe)

1.23.3 Email address (not mandatory)

If email address provided

Email is our preferred way to contact the authorised contact person. Can we use this email address to deliver correspondence? ☐ Yes ☐ No

1.23.4 Telephone number

1.23.5 Facsimile number (not mandatory)

If fax number provided

Can we use this fax number to deliver correspondence? ☐ Yes ☐ No

1.23.6 Postal address

1.23.7 DX address (not mandatory)

WARNING: It is an offence under the Corporations Act to provide false or misleading information to ASIC.

Signature

This form must be signed

print name	RODNEY TOOMEY	capacity	PARALEGAL
print entity name	*(if entity acting as agent)*		
sign here	Rodney Toomey	date	26 May 2004

FS53 1/6 8 August 2003

ASIC registered agent number:
lodging party or agent name: Macquarie Bank Limited
office, level building name or PO Box no.: Level 4, No. 1 Martin Place
street number & name
suburb/city: SYDNEY state/territory NSW Postcode 2000
telephone: (02) 8232 4243
facsimile: (02) 8232 4540
DX number: suburb/city
reference: Rodney Toomey

EU 22063890 ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form FS53A
Corporations Act 2001
1015D(2)

PDS in-use notice

Warning

Before you complete this notice, you must be familiar with the following.

- The Guide to this notice
- ASIC Policy Statement PS 165 – Licensing: Internal and external dispute resolution
- ASIC Policy Statement PS 168 – Disclosure: Product Disclosure Statements (and other disclosure obligations)

If, after reading the above information, you still have unanswered questions, contact your Industry Body or email ASIC on infoline@asic.gov.au.

Notice

By submitting this notice, you acknowledge that

- the product disclosure statement or the supplementary product disclosure statement (either referred to as the "Statement") detailed below has been given to someone in a recommendation, issue or sale situation for the first time, and
- section 1015B does not require a copy of the Statement to be lodged with ASIC.

Responsible person (a person who, or on whose behalf, the Statement is required to be prepared. In most cases he person will be the body corporate issuing the product.)

1.1 ABN of responsible person (if applicable) 46 008 583 542

1.2 Name of responsible person Macquarie Bank Limited

1.3 ACN of responsible person (if applicable) 008 583 542

1.4 AFS licence number (if applicable) 237502

1.5 What best describes your relationship to the financial product(s) that is the subject of the Statement?

☒ the issuer of the financial product(s)

☐ the person making the offer to sell the financial product(s)

1.6 Specify a reference number to identify this notice TBW06

1.7 Has a PDS opt-in notice been lodged in relation to the financial product(s) that is the subject of the Statement?

☒ Yes ☐ No

If Yes, go to Question 1.7.1. If No, go to Question 1.8.

1.7.1 Provide the reference number of the opt-in notice TBW01 andTBW05.

Note: If more than one PDS opt-in notice is relevant to the financial products that are the subject of the Statement, provide the additional reference numbers of those other notices by way of an attachment

1.8 The Statement is a

☐ product disclosure statement; or

☒ supplementary product disclosure statement.

If product disclosure statement, go to Question 1.9. If supplementary product disclosure statement, go to Question 1.19.

1.9 Name of product disclosure statement (if applicable)

1.10 Date of product disclosure statement (dd/mm/yyyy)

1.11 Provide details of the product(s) covered by the product disclosure statement

1.11.1 Name of financial product

1.11.2 Type of financial product

☐ Deposit products

☐ Payment Products

☒ Derivatives

☐ Foreign Exchange Contracts

General Insurance Products

☐ Motor Vehicle Insurance

☐ Home Building Insurance

☐ Home Contents Insurance

☐ Sickness and Accident Insurance

☐ Consumer Credit Insurance

- ☐ Travel Insurance
- ☐ Personal and Domestic Property Insurance
- ☐ Other

☐ Government Debentures, Stocks or Bonds

Life Products

- ☐ Investment Life Insurance Product
- ☐ Life Risk Insurance Products

Managed Investment Schemes (registered or unregistered)

- ☐ Agricultural Scheme
- ☐ Property Scheme
- ☐ Time Share Scheme
- ☐ Financial Product Scheme
- ☐ Mortgage Scheme
- ☐ Other

☐ Retirement Savings Account Products

Superannuation

- ☐ Self Managed Superannuation Fund
- ☐ Public Offer Superannuation Fund
- ☐ Corporate Superannuation Fund
- ☐ Industry Superannuation Fund
- ☐ Eligible Rollover Superannuation Fund
- ☐ Other

Miscellaneous Financial Facility

- ☐ Miscellaneous Financial Investment Products
- ☐ Miscellaneous Financial Risk Products

1.11.3 ARSN (if applicable) ______________________

Note: ARSN only required if the financial product is a registered managed investment scheme

1.12 Further products

1.12.1 Does product disclosure statement cover further products? ☐ Yes ☒ No

If Yes, provide details required by Questions 1.11.1, 1.11.2 and 1.11.3 by way of an attachment.

1.13 Date product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

1.14 Will product disclosure statement be available on the Internet? ☐ Yes ☐ No

If Yes, go to Question 1.14.1. If No, go to Question 1.15.

1.14.1 What will be the URL? ______________________

1.15 Previous Product Disclosure Statements

1.15.1 Has a previous product disclosure statement or Chapter 6D disclosure document been issued for this product(s)?
☐ Yes ☐ No

If Yes, go to Question 1.15.2. If No, go to Question 1.16.

1.15.2 What was the date of the most recent previous product disclosure statement or Chapter 6D disclosure document?

1.16 Do you have an internal dispute resolution procedure in place? ☐ Yes ☐ No

If Yes, go to Questions 1.16.1 and 1.16.2. If No, go to Question 1.17.

1.16.1 Does your internal dispute resolution procedure meet the Essential Elements of Australian Standard 4269-1995 and the minimum requirements of ASIC's Policy Statement 165? ☐ Yes ☐ No

1.16.2 Is your procedure documented? ☐ Yes ☐ No

1.17 Are the financial services you will provide in relation to the product(s) to which this product disclosure statement relates, covered by your membership of one or more external dispute resolution schemes? ☐ Yes ☐ No

If Yes, go to Questions 1.17.1, 1.17.2 and 1.17.3. If No, go to Question 1.18.

1.17.1 Indicate which of the following (if any) ASIC approved schemes you are a member of by providing your membership number(s) (if applicable) and commencement date(s)

	Membership No.	Commencement Date
Financial Industry Complaints Service		
Insurance Enquiries and Complaints Limited		
Australian Industry Banking Ombudsman		

Note: Only provide membership number if applicable

1.17.2 Are some or all of the financial services covered by the Superannuation Complaints Tribunal?
☐ Yes ☐ No

1.17.3 Indicate whether the financial services are covered by your membership of any other external dispute resolution scheme(s) by providing the following details of each scheme

Scheme Name

Membership No. (if applicable)

Commencement date

Note: If more than one external dispute resolution scheme is relevant to the financial services you will provide in relation to the product(s) to which this Statement relates, provide details of those additional schemes by way of an attachment.

1.18 If you answered No to either of Questions 1.16 or 1.17, are you subject to the transitional arrangements set out in the Corporations Regulations? ☐ Yes ☐ No

1.19 Identification of product disclosure statement that the supplementary product disclosure statement supplements

1.19.1 Name of product disclosure statement: Combined Product Disclosure Statement and Financial Services Guide

1.19.2 Date of product disclosure statement (dd/mm/yyyy): 19 March 2004

1.19.3 Reference number of previous in-use notice covering this product disclosure statement

TBW01

1.20 Date supplementary product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

24 May 2004

1.21 Provide a summary of the matters that have changed, causing the supplementary product disclosure statement to be issued?

This Second Supplementary PDS amends the strikes and barrier levels of the CBAXMR Series of "Turbo" Barrier Warrants as initially issued in the Supplementary PDS dated 5 May 2004.

1.22 Contact Details

Provide the following details for the person to whom we should direct all questions and correspondence on this notice.

1.22.1 Name (First Given Name, Family Name): Rodney Toomey

1.22.2 Are you preparing this notice on behalf of the responsible person as an external service provider? ☐ Yes ☒ No

If No, go to Question 1.22.3. If Yes

Provide the service provider's name

Name

ABN

1.22.3 Rodney.Toomey@macquarie.com

If email address provided

Email is our preferred way to contact the person. Can we use this email address to deliver correspondence and request(s) for further information/clarification? ☒ Yes ☐ No

1.22.4 (02) 8232 4243

1.22.5 Facsimile number (not mandatory) (02) 8232 4540

If fax number provided

Can we use this fax number to deliver correspondence and request(s) for further information/clarification?

☒ Yes ☐ No

1.22.6 Level 4, 1 Martin Place, Sydney 2000

1.22.7

1.22.8 Will the contact person whose details are provided above be the ongoing contact for information regarding the Statement? ☒ Yes ☐ No

If Yes, go to Signature section. If No, go to 1.23.

1.23 Ongoing Contact Details

Provide the following details for the ongoing authorised contact person to whom we should direct all questions and correspondence regarding the Statement.

1.23.1

Name

1.23.2 Relationship to responsible person:

☐ Issuer (including officers & staff)

☐ External service provider

☐ Other (please describe)

1.23.3

If email address provided

Email is our preferred way to contact the authorised contact person. Can we use this email address to deliver correspondence? ☐ Yes ☐ No

1.23.4

1.23.5 Facsimile number (not mandatory)

If fax number provided

Can we use this fax number to deliver correspondence? ☐ Yes ☐ No

1.23.6

1.23.7

WARNING: It is an offence under the Corporations Act to provide false or misleading information to ASIC.

Signature

This form must be signed

print name Rodney Toomey capacity Paralegal

print entity name (if entity acting as agent)

sign here Rodney Toomey date 26 May 2004

ASIC registered agent number:	
lodging party or agent name:	Macquarie Bank Limited
office, level building name or PO Box no.:	Level 4, No. 1 Martin Place
street number & name	
suburb/city:	SYDNEY state/territory NSW Postcode 2000
telephone:	(02) 8232 4243
facsimile:	(02) 8232 4540
DX number:	suburb/city
reference:	Rodney Toomey

[redacted]

ASS.		REQ-A	
CASH.		REQ-P	
PROC.			

Australian Securities & Investments Commission

PDS in-use notice

form **FS53**
Corporations Act 2001
1015D(2)

Warning

Before you complete this notice, you must be familiar with the following.

- The Guide to this notice
- ASIC Policy Statement PS 165 – Licensing: Internal and external dispute resolution
- ASIC Policy Statement PS 168 – Disclosure: Product Disclosure Statements (and other disclosure obligations)

If, after reading the above information, you still have unanswered questions, contact your Industry Body or email ASIC on infoline@asic.gov.au.

Notice

By submitting this notice, you acknowledge that

- the product disclosure statement or the supplementary product disclosure statement (either referred to as the "Statement") detailed below has been given to someone in a recommendation, issue or sale situation for the first time, and
- section 1015B does not require a copy of the Statement to be lodged with ASIC.

Responsible person (a person who, or on whose behalf, the Statement is required to be prepared. In most cases he person will be the body corporate issuing the product.)

1.1 ABN of responsible person (if applicable): 46 008 583 542

1.2 Name of responsible person: Macquarie Bank Limited

1.3 ACN of responsible person (if applicable): 008 583 542

1.4 AFS licence number (if applicable): 237502

1.5 What best describes your relationship to the financial product(s) that is the subject of the Statement?

☒ the issuer of the financial product(s)

☐ the person making the offer to sell the financial product(s)

1.6 Specify a reference number to identify this notice MTI09

1.7 Has a PDS opt-in notice been lodged in relation to the financial product(s) that is the subject of the Statement?

☐ Yes ☒ No

If Yes, go to Question 1.7.1. If No, go to Question 1.8.

1.7.1 Provide the reference number of the opt-in notice

Note: If more than one PDS opt-in notice is relevant to the financial products that are the subject of the Statement, provide the additional reference numbers of those other notices by way of an attachment

1.8 The Statement is a

☒ product disclosure statement; or

☐ supplementary product disclosure statement.

If product disclosure statement, go to Question 1.9. If supplementary product disclosure statement, go to Question 1.19.

1.9 Name of product disclosure statement (if applicable)

Combined Product Disclosure Statement and Financial Services Guide

1.10 Date of product disclosure statement (dd/mm/yyyy) 25 May 2004

1.11 Provide details of the product(s) covered by the product disclosure statement

1.11.1 Name of financial product: 9 series of Hot instalments over ADB, AWE, BOQ, LEI, LHG, NCM, OSH, SSX, WHG and 14 Series of Regular Instalments over AMC, AMP, ANZ, BHP, CBA, MAP, NAB, QAN, RIO, SGB, SUN, TLS, WBC, WMC

1.11.2 Type of financial product

☐ Deposit products

☐ Payment Products

☐ Derivatives

☐ Foreign Exchange Contracts

General Insurance Products

☐ Motor Vehicle Insurance

☐ Home Building Insurance

- ☐ Home Contents Insurance
- ☐ Sickness and Accident Insurance
- ☐ Consumer Credit Insurance
- ☐ Travel Insurance
- ☐ Personal and Domestic Property Insurance
- ☐ Other

☐ Government Debentures, Stocks or Bonds

Life Products

- ☐ Investment Life Insurance Product
- ☐ Life Risk Insurance Products

Managed Investment Schemes (registered or unregistered)

- ☐ Agricultural Scheme
- ☐ Property Scheme
- ☐ Time Share Scheme
- ☐ Financial Product Scheme
- ☐ Mortgage Scheme
- ☐ Other

☐ Retirement Savings Account Products

Superannuation

- ☐ Self Managed Superannuation Fund
- ☐ Public Offer Superannuation Fund
- ☐ Corporate Superannuation Fund
- ☐ Industry Superannuation Fund
- ☐ Eligible Rollover Superannuation Fu
- ☐ Other

Macquarie Instalments are securities which are subject to the product disclosure statement requirements pursuant to regulation 7.9.07A(2) of the Corporations Regulation.

Miscellaneous Financial Facility

- ☒ Miscellaneous Financial Investment Products
- ☒ Miscellaneous Financial Risk Products

1.11.3 ARSN (if applicable)

Note: ARSN only required if the financial product is a registered managed investment scheme

1.12 Further products

1.12.1 Does product disclosure statement cover further products? ☐ Yes ☒ No

If Yes, provide details required by Questions 1.11.1, 1.11.2 and 1.11.3 by way of an attachment.

1.13 Date product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

3 May 2004

1.14 Will product disclosure statement be available on the Internet? ☒ Yes ☐ No

If Yes, go to Question 1.14.1. If No, go to Question 1.15.

1.14.1 What will be the URL? www.macquarie.com.au/warrants

1.15 Previous Product Disclosure Statements

1.15.1 Has a previous product disclosure statement or Chapter 6D disclosure document been issued for this product(s)? ☐ Yes ☒ No

If Yes, go to Question 1.15.2. If No, go to Question 1.16.

1.15.2 What was the date of the most recent previous product disclosure statement or Chapter 6D disclosure document?

1.16 Do you have an internal dispute resolution procedure in place? ☒ Yes ☐ No

If Yes, go to Questions 1.16.1 and 1.16.2. If No, go to Question 1.17.

1.16.1 Does your internal dispute resolution procedure meet the Essential Elements of Australian Standard 4269-1995 and the minimum requirements of ASIC's Policy Statement 165? ☒ Yes ☐ No

1.16.2 Is your procedure documented? ☒ Yes ☐ No

1.17 Are the financial services you will provide in relation to the product(s) to which this product disclosure statement relates, covered by your membership of one or more external dispute resolution schemes? ☒ Yes ☐ No

If Yes, go to Questions 1.17.1, 1.17.2 and 1.17.3. If No, go to Question 1.18.

1.17.1 Indicate which of the following (if any) ASIC approved schemes you are a member of by providing your membership number(s) (if applicable) and commencement date(s)

	Membership No.	Commencement Date
Financial Industry Complaints Service	E-861	16 November 2000
Insurance Enquiries and Complaints Limited		
Australian Industry Banking Ombudsman	MCQ	1 July 1998

Note: Only provide membership number if applicable

1.17.2 Are some or all of the financial services covered by the Superannuation Complaints Tribunal?

☐ Yes ☒ No

1.17.3 Indicate whether the financial services are covered by your membership of any other external dispute resolution scheme(s) by providing the following details of each scheme

Scheme Name ______

Membership No. (if applicable) ______

Commencement date ______

Note: If more than one external dispute resolution scheme is relevant to the financial services you will provide in relation to the product(s) to which this Statement relates, provide details of those additional schemes by way of an attachment.

1.18 If you answered No to either of Questions 1.16 or 1.17, are you subject to the transitional arrangements set out in the Corporations Regulations? ☐ Yes ☐ No

1.19 Identification of product disclosure statement that the supplementary product disclosure statement supplements

1.19.1 Name of product disclosure statement ______

1.19.2 Date of product disclosure statement (dd/mm/yyyy) ______

1.19.3 Reference number of previous in-use notice covering this product disclosure statement

______

1.20 Date supplementary product disclosure statement first given in a recommendation, issue or sale situation (dd/mm/yyyy)

N/A

1.21 Provide a summary of the matters that have changed, causing the supplementary product disclosure statement to be issued?

______

______

______

1.22 Contact Details

Provide the following details for the person to whom we should direct all questions and correspondence on this notice.

1.22.1 Name (First Given Name, Family Name) Rodney Toomey

1.22.2 Are you preparing this notice on behalf of the responsible person as an external service provider? ☐ Yes ☒ No

If No, go to Question 1.22.3. If Yes

Provide the service provider's name

Name ______________________

ABN ______________________

1.22.3 Rodney.Toomey@macquarie.com

If email address provided

Email is our preferred way to contact the person. Can we use this email address to deliver correspondence and request(s) for further information/clarification? ☒ Yes ☐ No

1.22.4 (02) 8232 4243

1.22.5 Facsimile number (not mandatory) (02) 8232 4540

If fax number provided

Can we use this fax number to deliver correspondence and request(s) for further information/clarification?

☒ Yes ☐ No

1.22.6 Level 4, 1 Martin Place, Sydney 2000

1.22.7 ______________________

1.22.8 Will the contact person whose details are provided above be the ongoing contact for information regarding the Statement? ☒ Yes ☐ No

If Yes, go to Signature section. If No, go to 1.23.

1.23 Ongoing Contact Details

Provide the following details for the ongoing authorised contact person to whom we should direct all questions and correspondence regarding the Statement.

1.23.1

Name ______________________

1.23.2 Relationship to responsible person:

☐ Issuer (including officers & staff)

☐ External service provider

☐ Other (please describe)

1.23.3 ______________________

If email address provided

Email is our preferred way to contact the authorised contact person. Can we use this email address to deliver correspondence? ☐ Yes ☐ No

1.23.4 ______________________

1.23.5 Facsimile number (not mandatory)

If fax number provided

Can we use this fax number to deliver correspondence? ☐ Yes ☐ No

1.23.6

1.23.7

WARNING: It is an offence under the Corporations Act to provide false or misleading information to ASIC.

Signature

This form must be signed

print name RODNEY TOOMEY capacity PARALEGAL

print entity name (if entity acting as agent)

sign here Rodney Toomey date 26 May 2004

Macquarie Bank Limited Banking and Property Group Operational Briefing

Presentation to
Shareholders and Analysts

3 June 2004

Macquarie Bank Limited Banking and Property Group Operational Briefing

Richard Sheppard

Deputy Managing Director

Speakers

Time		Presenter
10.05 – 10.25	Group Head – Banking and Property	Bill Moss
10.25 – 10.40	Banking	Greg Loveday
10.40 – 10.55	Golf & Leisure	Tony Fehon
10.55 – 11.15	Break	
11.15 – 11.35	Securitised Lending	Tony Gill
11.35 – 12.00	Property	Stephen Girdis
12.00 – 12.20	Question & Answer	Bill Moss

Macquarie Bank Limited Banking and Property Group Operational Briefing

Bill Moss

Group Head

A history of net income growth

Net income up 6 times over 6 years


Property
Banking
Securitisation
Golf & Leisure
700%
600%
500%
400%
300%
200%
100%
0%
1998
1999
2000
2001
2002
2003
2004

Key performance benchmarks

- → Net Income up
  - → 6 times over 6 years
- → Increased geographic reach of staff and businesses
  - → From 443 staff in 1998 to 1,263* currently
  - → From 7 offices in 3 countries (Aust, China, NZ) to 19 offices in 7 countries
- → Assets under management up
  - → 840% increase in 6 years from A$1.16b in 1998 to A$10.9b in 2004
- → Largest raiser of property equity in Australia in 2003/4
  - → 2nd largest listed property fund manager by market capitalisation
- → Mortgage volumes up
  - → 76% increase in 6 years A$6.6b in 1998 to A$11.6b in 2004
- → Margin Lending volumes up
  - → 674% increase in 6 years A$226m in 1998 to A$1.75b in 2004

*including associates, contractors and non-executive directors

Key events in 2003/04

- → Listed first Korean REIT and second US asset based LPT
- → Significantly expanded US Mortgage business
- → High earning Development loans up 33% on pcp and US portion of Development loan book up over 300%
- → Macquarie Office, Countrywide, & Macquarie Goodman trusts outperformed peer indices on a 1, 3 & 5 year basis
- → UPL won awards for Springthorpe – Best Residential Development
- → Golf & Leisure (Medallist) won merit award for environmental leadership in golf and resort facilities
- → Macquarie Leisure Trust had 60% increase in share price and outperformed index on 1 year & since listing basis
- → The Macquarie Property Research team was recently recognised with an Australian Property Institute NSW Excellence in Property Award

A diversity of businesses

By net contribution to Banking and Property Group net income*


Securitisation
Mortgage Securitisation
Mortgages Australia
Mortgages USA
Mortgages China
Margin Lending
15%
Property Finance
Development Finance
Investment Loans
Joint Ventures
Property Investment Banking
Development Projects
Syndicated Finance
Wholesale Funds
Korean REIT
15%
Banking
Business Banking
Deposits & Lending
Business Broking
Services
17%
Golf & Leisure
Medallist JV
G&L Developments
G&L Finance
Macquarie Leisure Trust
8%
Property Investment Management
Macquarie DDR Trust
Macquarie Office Trust
Macquarie Prologis Trust
Macquarie Countrywide Trust
Macquarie Goodman Management
Macquarie Goodman Industrial Trust
Macquarie Direct Property Syndicates
Macquarie Capital Partners

*For the financial year ended 31 March 2004

Diversity of business locations

- → Over 1,263 staff in 19 offices in 7 countries (Australia, China, Hong Kong, Korea, USA, UK, Bahrain) including associates (FCPG - 69, UPL - 40, MCP - 35)


Europe
12 Staff
Asia
92 Staff
America
158 Staff
Australia
1,001 Staff
Shanghai
Hong Kong
New York
Jupiter
Los Angeles
Perth
Brisbane
Sydney
Adelaide
BPG Offices
Urban Pacific Ltd
Macquarie Capital Partners (MCP)
First China Property Group (FCPG)

Focused businesses in Asia Pacific


Beijing
→ Property development
Korea
→ Property finance & advisory
→ Property funds management
Japan
→ Property finance & advisory
Tianjin
→ Property finance & advisory
→ Property funds management
→ Property development
Shanghai
→ Property finance & advisory
→ Property development
→ Mortgages and securitisation
Hong Kong
→ Property finance & advisory
→ Property funds management
Malaysia
→ Property finance & advisory
→ Property funds management
Singapore
→ Property finance & advisory
→ Property funds management
Auckland
→ Property funds management
Full service

Focused businesses in the Americas


Chicago
→ Property funds management
→ Real estate investment banking
New York
→ Real estate investment banking
→ Golf course residential development
Seattle
→ Property finance
Memphis
→ Mortgages origination
Jupiter
→ Golf course residential development
Los Angeles
→ Property finance
→ Golf course residential development

Experienced teams

Long term commitment to Macquarie & experience elsewhere


MBL Years
Years Outside MBL
30
25
20
15
10
5
0
ED(18)
DD(49)
AD (109)

How we approach strategy

- → Sector specialists
- → Strong investment in research
- → Create world class business technology
- → Look to export that technology only where world class skills have been created
- → Investment in product and business development
- → Selective use of partnering
- → Expansion into adjacent business areas

Strategy at work



Banking
Business Banking
Equities Lending
USA & China Mortgages
Residential Mortgages
Banking for SMEs
Margin Lending
Overseas Securitisation
Aust. Mortgage Securitisation
Community Partnerships
Property Finance Large scale Investment loans
Property Development Loans
PIB - Property Development
Lifestyle Developments
Golf Courses, Medallist, MLE
Property Ownership equity positions seed assets
Australian LPT's
Property syndicates
Overseas opportunities
Cross Border LPT's
Overseas REIT opportunities

Research, Customer Focus, Niche Opportunity, Flexibility, Adjacency

Partners and Brands



MEDALLIST
VINTAGE
ARCHSTONE SMITH
UPL
PELICAN WATERS
Schroders
Macquarie Goodman
Valad
ICA
MYOB
MACQUARIE
BROOKWATER
AFG
ProLogis
AUSSIE MORTGAGE MARKET
MORTGAGE HOUSE
d'Albora Marinas

Operating environment

Current operating environment

- → Experiencing strong deal flow
- → Increased client interest in equity markets provides continuing opportunities for margin lending products
- → Strong performances by listed property trusts encouraging further growth

Outlook

- → Well positioned for further selective expansion in both domestic and international markets
- → Some areas of the residential property market expected to soften in 2004
- → Strong international growth expected to offset impact of any possible slowdown in domestic lending
- → Rationalisation and opportunities in LPT market

Macquarie Bank Limited
Banking and Property Group
Operational Briefing

Bill Moss

Group Head

Macquarie Bank Limited
Banking and Property Group
Operational Briefing

Greg Loveday

Division Head - Banking

Banking Division

A unique approach

- → Created 1985 – in response to Banking Market Reform.
- → MBL had to be different – vision that electronic delivery would win.
- → No traditional Branch structure – 5 Sales Offices (growing to 7) and 3 Specialist Client Service Centres.
- → SME and Professional sector selected as under serviced in Australian Banking Market.
- → Strategy to be provider of specialist services.
- → Client focused with product innovation, high service level, electronic banking empowerment, help clients grow their business and wealth.

Strategic focus drives results



Deposits and Loans Growth History
Deposit Volume
Loan Volume
1997
1998
1999
2000
2001
2002
2003
2004
Year

- → 58% of revenue from non loan margin activity
- → Revenue growth consistent
- → Productivity improvement has driven down expense to revenue ratio

Market driven growth / Innovation

Business Cashflow	Business Owners	Broader Market
		MoneyController
		Insurance Premium Funding
	Macquarie ONE	
	Business Broking	
	Wealth Link	
DEFT Payments		
Cashflow Lending		
Specialist Deposit Services		

Today

A proven business model

- → Strong stable operating platform
- → 80% electronic enabled
- → Low level of impaired assets
- → Strong direct sales team
- → Unique 3rd Party distribution model
- → Quickly expanding client base
- → Outpacing competitors
- → Continuing strong growth

Future

Focus on client need & innovative solutions

- → Leading Australian business bank in Internet banking, Business payments and Business cashflow solutions
- → Strategy is to quickly deepen market penetration in Australia
- → Seek specific International opportunities

  ie. Insurance Premium Funding

Macquarie Bank Limited Banking and Property Group Operational Briefing

Greg Loveday

Division Head - Banking

Macquarie Bank Limited Banking and Property Group Operational Briefing

Tony Fehon

Division Head – Golf and Leisure

Trend to Lifestyle Real Estate

- Market conditions driving lifestyle real estate
  - Aging population, more active with higher disposable income base
  - Higher consumerism in lifestyle activities
- Trending towards branded real estate
  - Enduring long term brands return higher premiums
  - Amalgam of ownership, income, consumer benefits and capital growth
- Risks
  - Emotive
  - Style-based
  - Evocative

Annual Increase in Household Numbers



75,000
50,000
25,000
0
50-64 yrs
35-49 yrs
20-34 yrs
1982
1986
1990
1994
1998
2002
2006
2010

Our positioning in Lifestyle Real Estate

Lifestyle Conditions

Ageing Population | Active | Changing Lifestyle

⇩

Branded Real Estate

Security | Exclusivity | Concierge level benefits | Like-minded community

⇩

Consumer Choices

Pay to use | Pre-paid | Membership | Fractional | Ownership

⇩

Asset Classes

Theme park | Golf | Marinas | Garden | Transport | Spas | Hotels

Active ⟶ Indulgent

"Best of Breed" partners and projects



MEDALLIST
PELICAN WATERS
VINTAGE
MACQUARIE
BROOKWATER
The Premier Golf Community
WILD HERON
d'Albora Marinas

Diversity of products

Leisure Investment Banking provides services to both internal and external clients in a range of businesses in the leisure sector



Development
Golf course residential
Garden estates
Vineyard estates
Beach/Lake Front
Forest/Bush Setting
Marinas
Realty Services
Leisure Investment Banking
Finance
Beach Front
Golf Course Residential
Tourist Attractions/venues
Strata Title Resorts
Childcare
CBD Commercial
Business Park
Commercial
Funds Management
Theme Parks
Marinas

Diversity of income streams



Property Income
Project Development Income
Project Management Fees
Branding Fees
Commissions
Advisory Fee
Finance Margins
Investment/Construction/
Risk Participation Loans
Margin Income
Establishment/Line Fees
MezzReturns
Advisory fees
Operating Income
Management Fees
Responsible Entity Fees
Distributions

Businesses - Australia


Whitsundays
Golf Course Residential
Property Finance
Sunshine Coast
Golf Course Residential
Property Finance
Gold Coast
Funds Management
Perth
Funds Management
Brisbane
Golf Course Residential
Property Finance
Advisory Services
Funds Management
Nelson Bay
Property Finance
Funds Management
Hunter Valley
Golf Course Residential
Property Finance
Melbourne
Golf Course Residential
Property Finance
Advisory Services
Funds Management
Mornington Peninsula
Golf Course Residential
Property Finance
Sydney
Golf Course Residential
Property Finance
Advisory Services
Funds Management

Businesses – North America


Tennessee
Golf Course Residential
Property Finance
Georgia
Golf Course Residential
Property Finance
California
Golf Course Residential
Property Finance
Mexico
Golf Course Residential
Property Finance
Florida
Golf Course Residential
Property Finance

Capital growth of Medallist projects


Index
800
700
600
500
400
300
200
100
2001
2002
2003
2004

Profile of Medallist's current projects


Revenue
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
As at Mar 2003
As at Mar 2002
As at Mar 2001
As at May 2004
As at Mar 2000

Golf and Leisure Finance loan volumes

Loan book volume of Golf and Leisure Finance more than doubled.


Volume
2003
2004
Risk participation loans - AU
Construction loans - AU
Investment loans - US
Investment loans - AU

Forward book inquiries remain positive.

Macquarie Golf and Leisure

Why are we leaders in our Industry?

→ Innovation and first mover advantage
→ Employing the best skills available in the industry
→ Operational expertise in difficult business sectors
→ Risk identification and management
→ Strong brand management
→ Sound financial management

Macquarie Bank Limited
Banking and Property Group
Operational Briefing

Tony Fehon

Division Head – Golf and Leisure

Macquarie Bank Limited
Banking and Property Group
Operational Briefing

Tony Gill

Division Head – Securitised Lending

Securitised Lending

- → Margin Lending
  - → margin loans
  - → protected loans
- → Mortgages Australia
- → Mortgages China
- → Mortgages USA

Margin Lending
Distribution



Margin Lending Portfolio
Direct 10%
Financial Planners 32%
Brokers 58%
Protected Lending Portfolio
Direct 8%
Brokers 17%
Financial Planners 75%

As at March 2004

Margin Lending
Market Share



Margin Lending (LHS)
Protected Lending (RHS)
Margin lending market share (%)
Protected lending market share (%)

Source: RBA and Macquarie Margin Lending

Margin Lending
Portfolio Growth

674% growth in portfolio since 1998



GEI
MLF
Fusion
A$1.8b
A$m
1999
2000
2001
2002
2003
2004 May

Margin Lending
Stable and experienced management team

- → Approx. 100 staff, located primarily in Sydney, with branch offices in Brisbane, Melbourne and Perth
- → Top 6 have 43 years at Macquarie and 51 years combined Financial Services Industry experience

Margin Lending
Areas of focus

- → Continued product upgrades
- → Continued channel development
- → Productivity improvement through systems and connectivity
- → Increase international activities - NZ and others

Mortgages Australia
Distribution

- → Retail Distribution - Macquarie Mortgages
  - → Mortgage Brokers (approx. 70), largest are Australian Finance Group (10% owned by Macquarie) and Aussie Mortgage Market
  - → Direct distribution to Macquarie's retail clients and staff, plus Affinity programmes
  - → Post settlement servicing performed by Macquarie
  - → May 2004 – A$360m in settlements. Total portfolio of A$4.9b
- → Wholesale Distribution through Originators
  - → Currently 16 in total, largest are Aussie Home Loans and Mortgage House of Australia (10% owned by Macquarie)
  - → Usually perform their own post settlement servicing (under Macquarie supervision)
  - → *May 2004 – A$225m in settlements. Total portfolio of A$7.1b*

Mortgages Australia
Market share


Monthly Housing Approvals - Macquarie vs Market Total
(Indexed from Jan 2000)
Macquarie Approvals
Market Approvals
800
700
600
500
400
300
200
100
0
Jan-00
Apr-00
Jul-00
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04

Source: RBA and Macquarie Mortgages

Mortgages Australia
Monthly settlements


Wholesale
Retail
A$m
700
600
500
400
300
200
100
0
Jul 99
Jan 00
Jul 00
Jan 01
Jul 01
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
May-04

Mortgages Australia
Portfolio growth - A$12 Billion


Balance A$m
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0

Mortgages Australia
Stable and experienced management team

- → Over 300 staff, located primarily in Sydney, with branch offices in Brisbane, Melbourne, Adelaide and Perth
- → Top 9 have 97 years at Macquarie and 160 years combined Mortgage Industry experience

Mortgages Australia
Funded through Securitisation

PUMA

PUMA is a Frequent and Regular RMBS Issuer

Total issuance of A$21.7b, through 23 separate issues since 1994
- 13 Domestic Issues totalling A$7.3b
- 5 Euro Issues totalling A$5.0b (US$3.35b)
- 5 Global Issues totalling A$9.4b (US$5.5b)



A$m
2500
2000
1500
1000
500
0
200
300
700
600
250
800
500
500
900
500
1,321
725
1,290
750
750
2,344
1,802
750
1,793
700
1,904
700
1,571
P-1 Dec-94
P-2 Feb-95
P-3 Jun-95
P-4A Oct-95
P-4B Dec-95
P-5A May-96
P-5B Sep-96
P-6A Feb-97
E-1 Mar-97
P-6B Jun-97
E-2 1 Dec-97
E-2 2 Jul-98
E-3 1 Mar-99
E-3 2 Jul-99
P-7A Feb-00
G-1 Sep-01
G-2 Jun-02
P-8A Oct-02
G-3 Jan-03
P-8B Jul-03
G-4 Aug-03
P-9A Oct-03
S-1 Jun-04

Mortgages Australia
Areas of focus

- → Growing with our clients
- → Continued focus on intermediaries
- → Continue to leverage Macquarie profile – retail direct and multiple products
- → Productivity through technology – "client connectivity"

Mortgages China
Chinese Home Loans Distribution Business

- → Start up business based in Shanghai, China – approx. 35 staff
- → Provide home loan application processing service to borrowers and intermediaries - acts as conduit between borrowers and Banks
- → Processed over 1,500 loans
- → Long term aims:
  - →manufacture product and establish servicing and funding models
  - →promote growth of securitisation
  - →breakeven or better
  - →get big or get out

Mortgages USA
Distribution

- → *Introducing Australian style variable rate redraw mortgage to America*
- → Two distribution channels – wholesale (brokers) and correspondent lenders (buy funded loans). Direct retail soon
- → Business generated by commissioned based Account Executives

Mortgages USA
Footprint – April 04

- Head Office and Operations Centre - Memphis, Tennessee
- Branch Offices



MT
CA
NV
UT
CO
AZ
AK
IA
IL
KY
NC
AR
NY
PV
Red = Operating States in April 04 (20 States)
Blue = Target States for March 05 (10 states)

Mortgages USA
Cumulative settlements


A$m
1000
900
800
700
600
500
400
300
200
100
0
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04

Mortgages USA
Funding

- Business to be funded through Macquarie Balance Sheet, private warehouses, securitisations and whole loan sales
- Whole Loan Sales


US$m
250
200
150
100
50
0
Mar 03
Jul 03
Oct 03
Jan 04
March 04
Jun-04

Mortgages USA
Stable and experienced management team

- Over 100 staff, with Head Office and Operations Centre in Memphis, Tennessee
- Small branch offices in Colorado, Florida, Maryland, Tennessee and Utah
- Top 8 have 32 years at Macquarie and 70 years combined US Mortgage Industry experience (many recruited as a team from Union Planters Bank, Tennessee)

Mortgages USA
Areas of focus

- Continue controlled geographic expansion with deeper penetration of existing States
- Target key broker relationships and grow with them
- Continued investment in staff, systems, processes and controls
- *Pilot other distribution models – eg direct*

Macquarie Bank Limited Banking and Property Group Operational Briefing

Tony Gill

Division Head – Securitised Lending

Macquarie Bank Limited Banking and Property Group Operational Briefing

Stephen Girdis

Division Head – Property

Property

→ Property Investment Management
→ Property Investment Banking
→ Property Finance

Macquarie Property – Unparalleled breadth

Property		
	Property Investment Management	2nd largest listed property funds manager* in Asia Pacific with assets under management in Australia, Asia, North America & NZ Leading Syndicator Major shareholder in Macquarie Capital Partners
	Property Finance	Selective risk participation development and lending - sharing the profit & risk in Australia & US
	Property Investment Banking	Leading provider of big ticket tailored project financing solutions Promotes & manages unlisted closed-end development & enhanced return funds in Australia & Asia

*based on market capitalisation of trusts under management at 30 April 2004

Assets under stewardship*

Big and fast growing


14.0
12.0
10.0
8.0
6.0
4.0
2.0
-
$b
CAGR = 39% pa
1998
1999
2000
2001
2002
2003
2004
Listed AUM
Unlisted AUM
Loans & Investments

* MBL & associates as at 31 March

Strong profitable growth


700
600
500
400
300
200
100
-
Index
Property CAGR = 36%pa
MBL's CAGR = 23%pa
1998
1999
2000
2001
2002
2003
2004
Property Profit
MBL Profit
Avg Property Equity

Well diversified revenues


Margin Income
Estab. Fees
Risk Participation Fees
Mgmt Fees
Perf Fees
Asset Mgmt Fees
Investments - Dist'ns /Revals
Advisory /Underwriting Fees
Principal Positions Selldown
Development Profits
Other

Macquarie Property Revenue Analysis for the Year Ending 31 March 2004

Growing global reach

→17 offices; >250 staff (not including partners); 15% offshore
→Full service domestic, niche offshore


London
Beijing
Seoul
Shanghai
Hong Kong
Seattle
Los Angeles
Chicago
New York
Perth
Brisbane
Sydney
Adelaide
Melbourne
Property Offices
Macquarie Capital Partners Offices
Location of Assets Under Mgt

Key to success – team's experience


30
20
10
0
Years
10 staff
22 staff
48 staff
39%
38%
30%
ED
DD
AD
Avg MBL Years
Avg Years Outside MBL

Key to success - fusion of skills


Property and asset management operations
Fusion of financial and property expertise
Financial structuring
Property operator
Macquarie Bank
Investment Bank

Key to success – capital raising & managing capabilities

Allows Rapid Business Development

Economic

Treasury & Commodities

- → Macquarie Capital Partners
- → Macquarie Direct Property
- → PIB Wholesale Placement
- → Bank's Broader Distribution Channels
  - ISD Financial Services Group retail advisor network
  - Macquarie Equities (including ING acquisition)

IBG

Exec Comm.

FOD (Accg /Tax)

Risk Management

Financial Services Group

Key to success – growth through adjacency


Property investment Loans
Property development loans
Property investment
Property developments
Property advice
Australian Funds
Syndicates
Asset Services
International Funds
Development Funds

Key to success – Partnerships

Quality and fast access to opportunities


ARCHSTONE SMITH
Leading innovator in the multi-family sector
A leading owner, operator and developer of grocery-anchored shopping centres
DEVELOPERS DIVERSIFIED REALTY
Largest owner of community shopping centres in the US
MACQUARIE
ProLogis
World's largest industrial REIT
MCP
Schroders Asia
US$300m private equity fund
Specialist in raising private equity for real estate companies & transactions, focusing on North American & European markets

Key to success – Innovation

- → 1st to issue a series of wholesale development funds
- → 1st to utilise CMBS for LPT debt raising
- → 1st to introduce Performance Fee concept to LPTs
- → 1st Foreign REIT Manager in Korea
- → Leader in introducing industrial sector specific asset to LPTs
- → 1st Australian institution to invest in China housing market
- → Voluntary LPT AGMs
- → Annual LPT retail investor roadshow

Property Investment Management

Key Income Drivers

- → Outperformance of LPTs
- → New Product Development (listed & unlisted)
- → AUM Growth
- → Realisation of Investments
- → Income is Combination of Annuity & One-offs

"The inception, creation & management of superior property investment products"



→Strong risk-adjusted MBL fund returns
→Strong performance across suite of products
4000
3000
2000
1000
Index
Dec 93
Dec 94
Dec 95
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
MBL Index
Internalised
External Other

Market capitalisation weighted total return index

2nd Largest Asia Pacific LPT Manager*

- →Now 10 Products in 4 Markets
- →Mostly Organic Growth



12.0
10.0
8.0
$b 6.0
4.0
2.0
CAGR = 64%pa
Jun-93
Oct-93
Feb-94
Jun-94
Oct-94
Feb-95
Jun-95
Oct-95
Feb-96
Jun-96
Oct-96
Feb-97
Jun-97
Oct-97
Feb-98
Jun-98
Oct-98
Feb-99
Jun-99
Oct-99
Feb-00
Jun-00
Oct-00
Feb-01
Jun-01
Oct-01
Feb-02
Jun-02
Oct-02
Feb-03
Jun-03
Oct-03
Feb-04
MOF (incl. CLS) MGI (incl. MIF) MCW MDF MPR A-REIT MOT MGP MCO CR-REIT

*based on market capitalisation of trusts under management at 30 April 2004

Property Investment Banking

Key income drivers

- → Volume of Projects Involved In Drive fees & margins
- → Return on Principle Positions
- → Growth in Development & Opportunity Fund Base & Perf. fees
- → Income is generated anywhere from ST (6mths) to LT (5yrs)

Property Investment Banking

Complex & Diversified

- → UPL
- → Schroder Asia
- → MCO CR-REIT
- → MREEF Series
- → Project Financing
- → First China
- → Principal Positions



Kukdong, Korea
Springthorpe
Proximity
Amrad

Property Finance

Key income drivers

- → New Business Volumes & Product Mix
- → *Shift from Aust. Residential to US Market*
- → Income from PF activity – Medium Term

Property Finance

Profitable product development over 20 Years



Current* US exposures = 24%
US exposures (2002) = 4%
1985
1991
1997
2003
Investment
Construction
Risk Participation

*At May 2004

Macquarie Community Partnerships

- → Established 1 April 2003
- → Undertakes property based public private partnerships with both local and state governments, taking the role of developer and financier to deliver urban development and community infrastructure outcomes

More opportunities than risks

Big changing markets present opportunities

Market change	Opportunity for Macquarie property
→ Closing down of US REIT market	→ Opportunities for cross-border LPTs
→ Asian recovery	→ Management of Schroders
→ Global legislation in favour of REITs	→ A-REIT; MCO CR-REIT mm
→ Key domestic demographic shifts	→ Profits from inner city & lifestyle markets
→ Domestic apartment slowdown	→ Pre-emptive switch of exposure
→ LPT consolidation	→ MGI acquired AMP Industrial Trust

Unique growth prospects for Macquarie Property

Not limited by:

- → Domestic reach only
- → Product type (Multi-line)
- → Business line (Vertically Integrated)

Also: Good access to 3rd party capital

- → Leader in a leading market

Macquarie Bank Limited Banking and Property Group Operational Briefing

Stephen Girdis

Division Head – Property

Macquarie Bank Limited Banking and Property Group Operational Briefing

Presentation to Shareholders and Analysts

3 June 2004

Glossary

AD	Associate Director of Macquarie Bank Group
Ascendas (or A-REIT)	Ascendas Real Estate Investment Trust
AUD/$A	Australian dollar
AUM	Assets under Management
BPG	Banking and Property Group
CAGR	Compound Annual Growth Rate
CMBS	Commercial Mortgage Backed Securities
DD	Division Director of Macquarie Bank Group
ED	Executive Director of Macquarie Bank Group
FCPG	First China Property Group
FOD	Financial Operations Division of Macquarie Bank Group
FY	Full year
GEI	Geared Equity Investment
HK	Hong Kong
IBG	Investment Banking Group
IPO	*Initial public offering*
ISD	Information Services Division of Macquarie Bank Group
JV	Joint Venture
LPT	Listed Property Trust
LT	Long Term
LVR	Loan-to-value ratio

MBL	*Macquarie Bank Limited*
MCO-CR REIT	Macquarie Central Office Corporate Restructuring REIT
MCP	Macquarie Capital Partners
MCW	Macquarie CountryWide Trust
MDT	Macquarie DDR Trust
MGI	Macquarie Goodman Industrial Trust
MLF	*Margin Lending Facility*
MOF	Macquarie Office Trust
MPR	Macquarie ProLogis Trust
MREEF	Macquarie Real Estate Equity Fund
NZ	New Zealand
PCP	Prior Corresponding Period
PF	*Property Finance Division of Macquarie Bank Group*
PIB	Property Investment Banking Division of Macquarie Bank Group
REIT	Real Estate Investment Trust
RMBS	Residential Mortgage Backed Security
ROE	Return on equity
RWA	Risk Weighted Assets
ST	*Short Term*
UPL	Urban Pacific Limited
US	United States of America

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,709
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,668 @ $18.51 each 5,000 @ $23.94 each 8,332 @ $24.43 each 1,666 @ $28.46 each 1,666 @ $28.50 each 377 @ $28.74 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,709 on 9/6/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,192,068	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,572,584	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 June 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,330
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,332 @ $23.94 each 1,666 @ $26.95 each 3,332 @ $28.39 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13,330 on 8/6/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	216,171,359	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,538,293	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 June 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

ASX/Media Release

MACQUARIE

MACQUARIE FILES REGISTRATION STATEMENT FOR POTENTIAL US-BASED INFRASTRUCTURE COMPANY

8 June 2004 - Macquarie Bank advises that a registration statement has been filed with the United States Securities and Exchange Commission regarding a proposed initial public offering (IPO) of equity securities in Macquarie Infrastructure Assets Trust. Subject to market conditions remaining favourable, it is proposed that the shares in the Trust will be listed on the New York Stock Exchange or quoted on the Nasdaq National Market.

In doing so, Macquarie Bank has taken a preliminary step towards the establishment of a US-based infrastructure company that will own, operate and invest in a diversified group of infrastructure businesses in the United States and other developed countries[1]. This company consists of the Trust and its wholly-owned subsidiary Macquarie Infrastructure Assets LLC (collectively MIAT).

The proceeds of the proposed IPO would be used to acquire MIAT's initial businesses and investments for cash from the Macquarie Group and from infrastructure investment vehicles managed by the Macquarie Group.

Mr John Roberts, Head of Infrastructure and Specialised Funds for Macquarie Bank said, "Macquarie has had a presence in North America since 1995 and over that time has developed a deep understanding of the infrastructure, equity and debt markets in the region.

"The establishment of a US-based infrastructure company that would own, operate and invest in diversified infrastructure businesses is a logical progression in the development of Macquarie's infrastructure business in North America and internationally," Mr Roberts said.

The offering will be made through an underwriting syndicate led by Merrill Lynch, Pierce, Fenner & Smith, Incorporated.

Subject to the IPO financing and other customary closing conditions, MIAT or its subsidiaries have entered into purchase agreements to acquire the following initial businesses and investments:

Vendor	Asset	Location	Holding
Macquarie Bank	Atlantic Aviation	US	100%
Macquarie Bank	South East Water	UK	17.5%
Macquarie Bank	MCG[2] stapled securities	ASX listed	approx. 17%[3]
Macquarie European Infrastructure plc[4]	Yorkshire Link	UK	50%
Macquarie Global Infrastructure Fund[5]	Parking Company of America Airports	US	43.1%

If the IPO proceeds, Macquarie Bank's subsidiary Macquarie Infrastructure Management (USA) Inc (MIMUSA) has agreed to purchase 10% or up to US$35 million in value of the Trust shares. The share purchase will take place simultaneous with and conditional on the proposed IPO and at a price equal to the IPO price per share.

The Macquarie Group transactions and the investment in MIAT will not have a significant impact on Macquarie's capital position.

TRANSACTION DETAILS

Macquarie Bank has entered into stock purchase agreement with a subsidiary of MIAT to sell its equity interest in the Atlantic airport services business for an estimated US$120 million. This price is based on Macquarie Bank's estimated transaction fees and expenses and assumes Macquarie Bank completing the acquisition of Atlantic on 31 July 2004 and the MIAT closing occurring on 30 September 2004. Macquarie expects to recover its total

equity financing of the Atlantic business plus advisory fees, holding costs and transaction costs. The balance of the Bank's acquisition price for Atlantic will be financed by external debt.

In addition, Macquarie Bank has entered into a series of agreements which transfers to MIAT a 17.5% interest in South East Water for a cash consideration of £20.4 million (US$37.5 million), assuming the closing occurs on 30 September 2004. Macquarie expects to recover its purchase price plus advisory fees, holding costs and transaction costs.

Macquarie Bank has also entered into a stock purchase agreement with MIAT to sell up to US$70.0 million or approximately 17% of the stapled securities issued by Macquarie Communications Infrastructure Group (MCG) in an at-the-market transaction. Subject to the amount of capital raised for MIAT and the MCG share price at the time of MIAT's listing, MIAT may elect to decrease this amount or decline to proceed with the purchase of any MCG securities.

The remaining transactions related to the establishment of MIAT include:

- Macquarie European Infrastructure plc has entered into a share purchase agreement with MIAT to sell its 50% equity interest in Yorkshire Link Limited, which owns a 30 year concession to operate the Yorkshire Link shadow toll road in England (YLL). The agreed sale price is a cash consideration of £43.3 million (US$79.6 million) if the closing occurs prior to 30 September 2004 or reduced by the distribution payable to MEI if closing occurs after that date.

- The Trustees for Macquarie Global Infrastructure Fund, or GIF, have entered into a stock purchase agreement with a subsidiary of MIAT to sell its voting control and 43.1% ownership interest in Parking Company America Airports (PCAA) for a cash consideration of US$33.0 million.

Each of these transactions is subject to customary closing conditions, including the completion of the proposed IPO.

For further information:

Jane Rotsey / Suzanne Mercer, Macquarie Bank - ISF Public Affairs 8232-5026

Jenny Kovacs, Macquarie Bank Investor Relations 8232-3250

---

[1] Subject to the priority of existing Macquarie Group infrastructure and country specific vehicles.

[2] Macquarie Communications Infrastructure Group (MCG) is an ASX-listed infrastructure fund focused on investments in communications infrastructure assets.

[3] Based on the closing price of A$3.49.

[4] Macquarie European Infrastructure's shares form part of Macquarie Infrastructure Group's (MIG) stapled securities.

[5] Macquarie Global Infrastructure Fund (GIF) is an unlisted infrastructure fund managed by Macquarie subsidiaries, Macquarie Specialised Asset Management Limited (MSAM) and Macquarie Specialised Asset Management 2 Limited (MSAM2).

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,665
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not rank equally, please state:* • the date from which they do • the extent to which they participate for the next dividend, (*in the case of a trust*, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,000 @ $18.51 each 11,665 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,665 on 7/6/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,158,029	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,551,623	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 June 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 8888 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

7 June 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 4th June 2004, was 0.040%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,084
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,668 @ $14.52 each 45,750 @ $18.51 each 7,000 @ $23.94 each 1,666 @ $29.50 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	60,084 on 4/6/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	216,137,364	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,572,288	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 June 2004
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

4 June 2004

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney, 2000

MACQUARIE BANK

Dear Sir/Madam,

Correction - Issue Price for Shares to be issued under the Dividend Reinvestment Plan (DRP) in July 2004

The letter lodged earlier today referred to the Macquarie Bank Limited DRP in respect of the interim dividend being paid on 2 July 2004. Please be advised that this should have read the final dividend being paid on 2 July 2004.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

4 June 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney, 2000

Dear Sir/Madam,

Issue Price for Shares to be issued under the Dividend Reinvestment Plan (DRP) in July 2004

Please be advised that the issue price for new shares to be allotted pursuant to the operation of the Macquarie Bank Limited DRP in respect of the interim dividend to be paid on 2 July 2004 will be $33.46 per share.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,500 @ $24.44 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,500 on 3/6/04

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
216,077,280	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	25,632,372	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant hat if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 June 2004
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX/Media Release

MACQUARIE

MACQUARIE BANK GROUP ANNOUNCES INTENTION TO ACQUIRE RG CAPITAL RADIO

3 June 2004 - Regional Media Pty Ltd, a member of the Macquarie Bank Group, today announced its intention to acquire all of the shares in RG Capital Radio for $3.00 cash per share under a proposed Scheme of Arrangement. The transaction values the equity in RG Capital Radio at $173 million. On completion of the acquisition, RG Capital Radio will be the seed asset for a new unlisted regional media fund.

The offer price of $3.00 cash per share represents a premium of 50 per cent to the price RG Capital Radio was floated at less than four years ago, and a premium of $0.10 to RG Capital Radio's closing price prior to the announcement of this offer. "The offer price of $3.00 cash per share represents full and fair value for the company, and gives all shareholders an opportunity to realise cash for their shares at a fair price, for a stock that has been relatively illiquid," said Mr Greg Ward, Chief Financial Officer for Macquarie Bank.

The directors of RG Capital Radio unanimously support the proposed scheme. They intend to recommend that shareholders vote in favour of the Scheme in the absence of a superior offer and subject to receiving an opinion from the independent expert retained by RG Capital Radio that the Scheme is in the best interests of all shareholders.

The key terms of the Scheme implementation agreement (including break fee arrangements), which governs the proposal, are summarised in the attached ASX statement from RG Capital Radio. Regional Media Pty Ltd expects that the scheme

documents will be sent in mid July and that scheme meetings will be held in mid August. The proposal is subject to a number of conditions including approval by the shareholders of RG Capital Radio.

RG Capital Radio currently operates 36 predominantly music-based radio stations in 20 regional markets in New South Wales, Queensland, Victoria and Tasmania. Macquarie Bank Group does not intend to make any changes to the company's formats, programming or operational management.

"RG Capital Radio is a premier regional radio network in Australia and is an attractive asset," said Mr Ward.

Regional Media Pty Ltd plans to make RG Capital Radio the seed asset for a proposed new unlisted investment vehicle, which will have a mandate to invest in other media assets outside major State capitals. The fund intends to seek participation from institutional investors and will provide access to Macquarie Bank Group's specialist funds management expertise and its media specialists in investment banking.

As part of the acquisition, the Chairman of RG Capital Radio, Mr Tim Hughes, has resigned his position on the Board of RG Capital Radio and has agreed to join the Macquarie Bank Group as Chairman of the fund. Mr Ward said "Macquarie is delighted to welcome Tim to the Group and we look forward to working with one of the premier media operators in Australia to build the media fund. Tim has a detailed knowledge and understanding of regional media. Following a successful period in regional television, as Managing Director of Sunshine Television in the early 1990's,Tim returned to RG Capital and has led the expansion of its radio interests from a stake in one licence on the Gold Coast to a network of 36 stations throughout regional Australia."

Mr Hughes said "I have accepted this position because Macquarie Bank has a first class track record of financing, building and expanding businesses across many sectors. In particular, once this transaction is completed I look forward to continuing to build on such a sound foundation. RG Capital Radio has a first class management team headed by Rhys Holleran. RG Capital Radio will provide a platform for the fund and we intend to expand our business to provide an exciting and rewarding environment for our listeners, clients, capital providers and importantly all our staff throughout regional Australia."

Macquarie believes that the proposed new fund will be able to create value by participating in further consolidation of the regional media sector and by:

- Introducing more efficient and lower cost capital structures to the assets acquired;
- Applying consistently outstanding management across a portfolio of assets;
- Providing a common interface to national advertisers seeking to advertise in regional areas; and
- Creating a vehicle of scale.

"Like our other investments in specialised and infrastructure assets, RG Capital Radio is a financially strong, stable business with reliable cash flows.

"Through its offer for RG Capital Radio, Macquarie Bank is demonstrating a vote of confidence in regional Australian media. Other Macquarie funds already have substantial investments outside Australia's capital cities and particularly in the regional coastal markets where many of RG Capital Radio's assets are based.

"We believe we can provide RG Capital Radio with access to a deeper capital base and better support for growth as it pursues additional avenues for growth," said Mr Ward.

Other Macquarie Bank Group funds invest in assets in the transportation, water, telecommunications, property and energy sectors worldwide. The Macquarie Bank Group manages more than A$63 billion in assets across the globe.

RG Capital Radio has existing net debt of $57 million. Macquarie is evaluating various long term financing options for RG Capital Radio.

Mr Ward said the annualised impact on Macquarie's profit as a result of consolidating RG Capital Radio, after taking account of depreciation, amortisation and fundings costs, will be marginally positive. Mr Ward stated that the impact on Macquarie's capital position will be a reduction to the Tier 1 capital ratio of no more than 1.3% and will depend upon any refinancing of the business subsequent to acquisition. He said that it is expected that RG Capital Radio will be transferred into the proposed MBL Media Fund within 12 months, subject to a discussion with investors.

-ends-

For further information:

Matthew Russell, Macquarie Bank Public Relations	8232-4102
Jenny Kovacs, Macquarie Bank Investor Relations	8232-3250

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

3rd June 2004

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 30 April 2004, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 67,000 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 20,000 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 33,161 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 1,668 options exercisable at $18.51 each and expiring on 3 August 2005 (MBLAFV);
- 1,668 options exercisable at $25.65 each and expiring on 26 August 2005 (MBLAGP);
- 1,668 options exercisable at $24.24 each and expiring on 22 December 2005 (MBLAHD); and
- 3,332 options exercisable at $28.15 each and expiring on 31 July 2006 (MBL0027).

Thus, at 31 May 2004 the number of issued fully paid ordinary $1.00 shares was 216,044,782.

Since the last notification to the ASX, the following new options have been issued:

- 35,000 options exercisable at $34.66 each and expiring on 10 May 2009 (MBL0262); and
- 40,000 options exercisable at $33.00 each and expiring on 24 May 2009 (MBL0263).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 8,334 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 1,666 options exercisable at $35.99 each and expiring on 27 August 2006 (MBL0036);
- 3,332 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 12,500 options exercisable at $33.06 each and expiring on 22 July 2007 (MBL0116);
- 19,600 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 3,345 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202); and
- 20,000 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207).

The number of options on issue at 31 May 2004 was 25,664,870, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	6,668	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	3,334	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	3,334	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	1,668	$28.15	31/07/2006
MBL0028	3,334	$28.46	1/08/2006
MBL0029	4,207,024	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	3,334	$29.35	13/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0040	689,566	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0044	16,666	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	230,866	$34.71	28/09/2006
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,115,275	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	888,938	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	1,537	$30.51	10/10/2007
MBL0131	219,900	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	1,281	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	292,800	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0160	5,000	$21.54	4/03/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	5,000	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	12,500	$28.41	2/09/2008
MBL0202	6,454,478	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	5,000	$29.46	15/09/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	749,080	$28.74	24/09/2008
MBL0208	12,500	$24.54	22/09/2008
MBL0209	72,875	$28.74	1/10/2008
MBL0210	5,000	$29.04	29/09/2008
MBL0211	5,000	$29.96	30/09/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0213	12,500	$24.53	8/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	12,500	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	40,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	5,000	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0230	5,000	$35.39	10/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0232	5,000	$32.48	12/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	5,000	$24.53	3/12/2008
MBL0239	5,000	$35.49	5/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	5,000	$21.66	11/12/2008
MBL0242	3,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	5,000	$24.85	22/12/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2004

MBL Code	Number	Exercise Price	Expiry Date
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	17,500	$33.95	22/01/2009
MBL0250	12,500	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	5,000	$24.62	8/03/2009
MBL0259	5,000	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	40,000	$33.00	24/05/2009
MBLADV	5,668	$14.52	8/06/2004
MBLADW	1,515,679	$18.51	13/08/2004
MBLAEA	3,000	$19.00	19/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEG	66,338	$18.51	31/08/2004
MBLAEJ	5,000	$18.14	6/09/2004
MBLAEL	10,000	$18.51	24/09/2004
MBLAEM	34,168	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	14,168	$18.51	25/11/2004
MBLAEU	22,500	$20.29	29/11/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	5,000	$19.52	10/12/2004
MBLAFF	12,500	$19.97	24/01/2005
MBLAFL	2,454,731	$23.94	21/07/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	2,500	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	65,657	$23.94	11/08/2005
MBLAFX	5,000	$24.29	5/08/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 May 2004

MBL Code	Number	Exercise Price	Expiry Date
MBLAFZ	10,000	$24.69	7/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	1,668	$23.06	13/08/2005
MBLAGF	8,500	$24.16	14/08/2005
MBLAGG	1,700	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGN	5,836	$24.56	24/08/2005
MBLAGO	1,700	$25.37	25/08/2005
MBLAGS	102,340	$23.94	30/08/2005
MBLAGU	1,668	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHC	4,168	$24.36	13/10/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	5,834	$26.57	12/12/2005
MBLAHI	1,668	$27.56	11/12/2005
MBLAHM	5,000	$27.83	30/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	3,334	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	1,668	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	25,664,870		